

April 15, 2011

Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.
101 East 52nd Street
10th Floor
New York, NY 10022

> **Re:** **EDUtoons, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 1, 2011**
> **File No. 333-168587**

Dear Ms. Russell:

We have reviewed your responses to the comments in our letter dated January 28, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary Financial and Other Data, page 4

1. Please revise the line item Net (Loss) at December 31, 2010 to be $(27,838) rather than $(27,703), as appropriate. It appears the current presentation represents the pre-tax net loss amount, as shown on page 34 of the financial statements.

Dilution, page 10

2. Your net "tangible" book value as of December 31, 2010 was approximately $(933) because deferred registration costs are not a tangible asset. It would appear that, after the offering, your net tangible book value would be $129,057 ($129,990 minus the $933 negative book value above). Please revise your computations accordingly, or advise.

Age of Financial Statements

3. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

4. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (212) 980-5192
        Arthur S. Marcus, Esq.
        Gersten Savage LLP